Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Management's Discussion and Analysis

Three Months Ended March 31, 2026

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the "Company", or "Elemental") has been prepared based on information known to management as of May 11, 2026. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2026 prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form ("AIF") and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Elemental's producing royalties as well as summaries of the Company's advanced royalties, exploration royalties and royalty generation assets. For additional information, please see our website at www.elementalroyalty.com.

Abbreviated Definitions
Periods under review
"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31

Measurement
"GEO"	Gold equivalent ounces
"oz"	Ounce
"t"	Tonne
"lb"	Pound
"Kt"	Thousand tonnes
"Mlbs"	Million pounds
"Tsol"	Total soluble

Interest types
"NSR"	Net smelter return
"GSR"	Gross smelter return
"GRR"	Gross revenue royalty
"NPI"	Net profits interest
"AMR"	Advance minimum royalty
"AAR"	Annual advance royalty

Places and currencies
"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"A$" or "AUD"	Australian dollars

Other
"FS"	Feasibility study
"IRR"	Internal rate of return
"LOM"	Life of mine
"NPV"	Net present value
"PEA"	Preliminary Economic Assessment
"PFS"	Pre-feasibility study

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Description of the Business
Elemental is in the business of acquisition and management of royalties and organically generating royalties derived from a portfolio of mineral property interests. Elemental's royalty and mineral property portfolio consists of 256 assets across North America, South America, Europe, Africa, and Australia.
The Company's common shares are listed on the Nasdaq Exchange ("NASDAQ") and as of April 7, 2026, on the Toronto Stock Exchange ("TSX") under the ticker symbol "ELE".
Strategy
Elemental’s strategy is to advance a disciplined growth strategy focused on building a diversified portfolio of high-quality royalty and streaming interests across both precious and base metals. The Company focuses on acquiring and creating high-quality royalty and streaming interests, making strategic investments, and selectively generating royalties, with a balanced exposure to precious and base metals and an emphasis on gold and copper. The key components of Elemental’s business strategy are summarized as follows:
Royalty and Streaming Acquisitions and Financing
Elemental seeks to acquire and finance royalty and streaming interests across a spectrum of asset stages, ranging from producing operations to advanced development projects. The Company targets opportunities in the precious metals, base metals, and battery metals sectors, and will also consider other cash-flowing royalty and streaming opportunities, including within the energy sector. Through disciplined capital allocation and transaction structuring, Elemental aims to build a portfolio that delivers near-term cash flow, long-term optionality and exposure to commodity price upside.
Royalty Generation
Royalty generation is a complementary component of Elemental’s broader acquisition, financing, and investment strategy. The Company leverages in-country geological expertise to originate and evaluate mineral projects, partner with major and junior companies, and selectively retain royalty interests. These activities can result in royalties, advance royalty payments, milestone payments, and occasional equity consideration, providing modest early-stage cash flows and long-term upside optionality with limited capital deployment.
Elemental’s diversified portfolio of producing, development-stage, and exploration royalties provides exposure to near-term cash flow and long-term discovery upside. By integrating acquisitions and financing, strategic investments, and selective royalty generation, the Company has established a resilient platform for long-term shareholder value.
Highlights
Q1 2026 was a strong start to the year for Elemental, with a significant increase in revenue supported by strong metal prices and contributions from a broader base of cash-flowing assets, including Bonikro, Karlawinda, Timok, and Caserones. Following the transformational merger with EMX Royalty Corporation ("EMX"), the Company continued to benefit from enhanced scale, greater portfolio diversification, and increased exposure to both near-term cash flow and long-term organic growth opportunities.
During the quarter, Elemental strengthened its financial capacity through an upsized revolving credit facility of $150.0 million, with a $50.0 million accordion feature, providing up to $200.0 million of additional liquidity. The facility enhances financial flexibility and supports the Company’s ability to pursue meaningful growth opportunities, including more material acquisitions and royalty generation initiatives.
Elemental also advanced its capital allocation framework through the declaration of an inaugural annual dividend of $0.12 per share, payable quarterly to qualifying shareholders in either cash or Tether Gold XAU₮ tokens, reflecting management's confidence in the sustainability of the Company’s cash flow profile while maintaining capacity for portfolio growth. Supported by strong commodity markets, an expanded asset base, and disciplined capital allocation, Elemental remains well positioned to build on the momentum from Q1 and continue delivering long-term value for shareholders.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Financial Highlights for the Three Months Ended March 31, 2026 and 2025:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Statement of Income
Revenue	$24,322	$11,639
General and administrative costs	5,586	1,600
Royalty generation expenses, net	1,436	-
Income from operations	6,641	4,379
Net income	$1,083	$3,448

Statement of Cash Flows
Cash flows from operating activities	$14,494	$2,372
Cash flows from investing activities	(951)	1,017
Cash flows from financing activities	$2,345	$(3,070)

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$24,322	$13,261
Adjusted cash flows from operating activities	$14,494	$3,294
Adjusted EBITDA	$17,741	$11,471
GEOs sold	4,983	4,606

	March 31,	December 31,
Statement of Financial Position	2026	2025

Cash and cash equivalents	$69,121	$53,143
Working capital[1]	$92,499	$80,064
Non-IFRS Financial Measures1:
The Company had revenue plus attributable share of Caserones, and adjusted EBITDA of the following:
1 Refer to the "Non-IFRS Financial Measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Revenue and GEO1 Performance
The following table summarizes the Company’s revenue from royalty interests during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Ballarat	$966	$474
Bonikro	6,150	2,193
Caserones[2]	6,837	-
Gediktepe	1,084	-
Karlawinda	2,821	1,843
Korali-Sud	-	6,648
Leeville	2,065	-
Timok	2,242	-
Other producing royalties	1,613	481
Advanced royalty payments	79	-
Total royalty revenue	$23,857	$11,639

Option, property and other revenue	465	-
Caserones (before reclassification)[2]	-	1,622
Revenue plus attributable share of Caserones[1]	$24,322	$13,261
The following table summarizes the Company’s GEOs1 during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025

Ballarat	198	165
Bonikro	1,260	762
Caserones[2]	1,401	-
Gediktepe	222	-
Karlawinda	578	640
Korali-Sud	-	2,309
Leeville	423	-
Timok	459	-
Other producing royalties	331	167
Advanced royalty payments	16	-
Total GEOs from royalty interests	4,888	4,043

Option, property and other revenue	95	-
Caserones (before reclassification)[2]	-	563
Total GEOs	4,983	4,606
1 Refer to the "Non-IFRS Financial Measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.
2 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at December 31, 2025. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Portfolio Growth
Elemental continues to advance a disciplined growth strategy focused on building a globally diversified portfolio of high-quality royalty and streaming interests, with a core emphasis on gold and precious metals. The Company’s portfolio provides exposure to a range of assets throughout the development and production pipeline, including cornerstone interests such as Karlawinda, Laverton, and Leeville. This gold-focused approach is complemented by selective exposure to large-scale base metals assets such as Caserones and Timok, with diversification across commodities, jurisdictions, and operators supporting stable cash flow generation while preserving meaningful upside to exploration success and mine life extensions.
Near- to medium-term portfolio growth is expected to be supported by continued development, optimization, and exploration activities at several key assets. At Timok, ongoing advancement of both the Upper and Lower Zone projects provides exposure to a world-class copper-gold system with significant scale potential. In addition, recent exploration success in the broader Timok district, including the Malka Golaja discovery, highlights the prospectivity of the regional land package and reinforces the long-term optionality of Elemental’s royalty interest. While the ultimate impact of such discoveries remains subject to further delineation and development by the operator, management views these results as encouraging indicators of the district’s geological potential.
Elemental’s exposure to precious metals growth is anchored by assets such as Karlawinda, a long-life gold operation in Western Australia. Ongoing mining activities and regional exploration at Karlawinda offer the potential to support stable production and incremental upside over time. The recently acquired Laverton royalty further enhances the Company’s exposure to a highly prospective gold district in Western Australia, while the acquisition of the Dugbe royalty in Liberia adds additional development-stage gold optionality. Together, these assets support the near- to medium-term pipeline of exploration-driven growth potential and reinforce Elemental’s strategy of acquiring royalties over large land packages in established mining camps with high-quality operators.
In addition to its core precious metals weighting, Elemental benefits from exposure to established and operating base metal assets such as Caserones, a large-scale copper mine where continued operational optimization and exploration efforts may contribute to sustained production and potential mine life extension. These base metal assets complement the gold-focused portfolio by providing diversification and leverage to copper demand, which is increasingly supported by structural trends related to electrification, infrastructure investment, and the global energy transition.
Elemental remains well positioned to pursue additional accretive royalty and streaming opportunities across its targeted commodities. Management continues to evaluate a robust pipeline of potential transactions, reflecting sustained interest from mining companies seeking non-dilutive sources of capital. The Company’s strong balance sheet, recently amended $150.0 million revolving credit facility with a $50.0 million accordion feature and scalable business model provide enhanced financial flexibility to support disciplined capital deployment.
Management believes Elemental’s gold-focused, diversified asset base, strengthened liquidity position, disciplined growth strategy and aligned shareholder support provide a solid foundation for long-term value creation.
Corporate Updates for Q1 2026
Inaugural Dividend Declared
The Company’s Board of Directors declared its first dividend of $0.03 per common share and intends to declare dividends quarterly, totaling $0.12 per share for fiscal 2026. The Company also introduced a dividend election option allowing eligible shareholders to receive their dividends in Tether Gold tokens "XAU₮", providing exposure to physical gold.
Amended Revolving Credit Facility
The Company entered into an amendment agreement for its existing revolving credit facility (the “Facility”), resulting in an increase of borrowing capacity to $150.0 million, with a $50.0 million accordion feature. Under the amended terms, the Company retains its ability to draw on the Facility subject to agreed covenants and conditions, with the enlarged capacity intended to provide additional capital and financial flexibility for general corporate purposes, including potential acquisitions, working capital and other growth initiatives.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Commencement of Production at Chapi
Quilla Resources Inc. ("Quilla") achieved first copper cathode production from the Chapi Copper Project in southern Peru during Q1 2026, following Quilla’s acquisition of the brownfield asset in December 2024. Elemental holds a 2.0% NSR royalty on Chapi, with ramp-up underway toward plant nameplate capacity of approximately 10,000 tonnes per annum of copper cathode and first royalty payments are expected to be received in Q2 2026. The milestone represents an important step in bringing Chapi back into production and adds incremental near-term revenue potential to Elemental’s portfolio.
Serbian Exploration Licenses Option to BHP
During Q1 2026, Elemental entered into a definitive option and earn-in agreement with a wholly owned subsidiary of BHP Group Limited over three exploration licenses in Serbia’s Bor Mining District. The agreement provides potential long-term royalty optionality in a highly prospective copper-gold district and complements Elemental’s existing Serbian royalty portfolio, including royalties over Zijin’s producing Čukaru Peki mine and the Malka Golaja discovery. Under the agreement, Elemental retains 2.0% NSR royalties on the optioned projects, subject to a maximum buyback of 0.5%, as well as annual advance royalty payments until commercial production.
Western Queen Royalty Investment

Subsequent to the reporting period, the Company completed an amendment and restatement of its existing royalty agreement over the Western Queen gold project in Western Australia, owned by Rumble Resources Limited. Under the amended royalty agreement, the Company’s existing nominal $/oz gold royalty has been replaced with an uncapped 2.5% net smelter return royalty on gold produced from the applicable Western Queen royalty area.

As consideration for the amendment, the Company paid Rumble Resources Limited A$5.0 million on closing. A further A$5.0 million is payable upon satisfaction of certain milestone conditions relating to the execution of qualifying toll treatment arrangements for gold produced from the Western Queen project. The proceeds from the initial payment are expected to fund dewatering and related project development activities ahead of Rumble Resources' targeted near-term underground production pathway.
Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 1.304% NSR                 Lundin Mining Corporation
The Company’s effective share of the royalty revenue in Caserones totaled $6.8 million for Q1 2026 (Q1 2025 - $1.6 million). The Company's realized revenue in 2025 on the interest acquired from the EMX acquisition only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $4.6 million for Q1 2025.
Caserones produced 38,552 tonnes of copper in Q1 2026 compared to 28,709 tonnes in Q1 2025. During the quarter, copper concentrate production benefitted from higher than expected grades, but was impacted by unplanned maintenance on the ball mill leading to a 24 hour mill shutdown. Additional irrigated area in the dump leach continues to benefit copper cathode production.
In Q1 2026, operator Lundin Mining (TSX: LUN) ("Lundin") reported Caserones open pit mineral resources and mineral reserves updated to year-end 2025, with an effective date of December 31, 2025. The mineral reserves and mineral resources slightly decreased year over year from depletion and model updates, partially offset by improved recovery models. Exploration activities last year included 18,908 meters of diamond drilling focused principally at the Caserones and Angélica deposits, as well as airborne and ground-based geophysics.
In Q1 2026, Lundin provided copper production guidance of 130,000–140,000 tonnes for 2026, 115,000–120,000 tonnes for 2027, and 115,000–125,000 tonnes for 2028. Lundin also outlined $53 million in planned exploration spending for 2026, primarily focused on near-mine resource expansion. The largest portion will be directed to Caserones, with approximately 39,800m of drilling and geophysical work planned, targeting the Angelica deposit as well as lateral expansion and district exploration targets including Centauro and Cordillera.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Karlawinda, Australia - Gold - 2% NSR                                 Capricorn Metals Ltd.
Elemental earned $2.8 million in royalty revenue from Karlawinda in Q1 2026 (Q1 2025 - $1.8 million).
At Karlawinda, operator Capricorn Metals (ASX: CMM) (“Capricorn”) has reported that the Expansion Project remains on track, with the operation producing 30,358 ounces of gold in Q1 2026 while continuing to advance key development works across the expanded processing circuit and associated infrastructure. During the quarter, Capricorn reported that more than 90% of plant site concrete works had been completed, major structural steel and pipework packages had been delivered, CIL tank construction and welding had been completed, and structural, mechanical and piping works across the crushing, milling and CIL areas had advanced materially. Capricorn also reported that earthworks for ROM Pad 2 were largely completed and first ore had been placed for commissioning, TSF 2 embankments had been advanced to the level required for start-up, and the ball mill had been delivered ahead of schedule ahead of commissioning expected to commence in the Q3 2026.
Capricorn has previously stated that the expansion is expected to increase total processing capacity at Karlawinda to 6.5Mtpa from the existing 4.0Mtpa plant and lift annual gold production to around 150,000 ounces. On that basis, the expansion is expected to deliver a material step-up in scale at Karlawinda, with annual gold production increasing by approximately 25% to 30% once the expanded circuit is operational.
Timok (Čukaru Peki), Serbia - Copper and Gold - 0.3625% NSR                     Zijin Mining Corporation
Elemental earned $2.2 million in royalty revenue from the Timok royalty in Q1 2026 (Q1 2025 - $Nil). The Company's realized revenue in 2025 only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $1.6 million for Q1 2025.
Bonikro, Cote d'Ivoire - Gold - Up to 4.5% NSR, capped at 560,000 ounces                  Allied Gold Corp.
Elemental earned $6.2 million in royalty revenue from Bonikro in Q1 2026 (Q1 2025 - $2.2 million). The significant increase in revenue in Q1 2026 was due to strong metal prices, consistent production and approximately 8koz of gold inventory carried over from Q4 2025.
During the quarter, Allied Gold Corp. (“Allied”) announced that it has agreed to be acquired by Zijin Gold International (“Zijin”) in a friendly all-cash transaction valued at approximately C$5.5 billion. Allied also noted Zijin’s intention to further advance its operations, including Sadiola, which increases confidence in continued development, expansion and long-term production from royalty-covered assets.
Korali-Sud (Diba), Mali - Gold - 1% NSR                                   Allied Gold Corp.
Elemental earned $Nil in royalty revenue from Korali-Sud in Q1 2026 (Q1 2025 - $6.6 million).
In 2025, Allied noted that Korali-Sud is expected to be developed in a staged manner alongside Sadiola, with certain work programs being streamlined and wound down following completion of key approval milestones. The recognition of no revenue in Q1 2026 compared to 2025 is expected and in line with Allied's public statements.
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
Elemental earned $2.1 million in royalty revenue from Leeville in Q1 2026 (Q1 2025 - $Nil). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, the Company would have generated a total of $0.9 million for Q1 2025.
Gediktepe, Türkiye - Gold and Polymetallic - 2.25% NSR                      ACG Metals Corporation
Elemental earned $1.1 million in royalty revenue from the Gediktepe mine in Q1 2026 (Q1 2025 - $Nil). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Additionally, effective January 1, 2026, the Company's royalty rate on Gediktepe Oxide sales was reduced from 10% to 2.25%. Had the merger taken place on January 1, 2025, the Company would have generated a total of $4.3 million for Q1 2025.
Gediktepe remains an operating open-pit mine, while development activities continue centered on transitioning the operation from oxide gold-silver production toward sulphide processing and the future production of copper and zinc concentrates. The sulphide project reported to be advancing on schedule toward targeted first commercial sulphide production in Q3 2026.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Other Producing Royalties
For information related to the other royalty properties see the "Results from Operations" section below.
Development Royalty Updates
Laverton, Australia - Gold - 2.0% - 4.0% GSR - Resource Development                  Genesis Minerals Limited
Genesis Minerals (ASX: GMD) (“Genesis”) continues to highlight the strategic importance of the Focus assets within its growing eastern hub. Genesis identified Beasley Creek as a key project for Laverton and stated that its updated long-term plan will include the introduction of initial Focus assets into the existing Laverton mill, alongside ongoing studies to expand milling capacity. Current work is focused on drilling, resource re-estimation and pit optimization, led by Beasley Creek as the first development priority.
Genesis also highlighted potential upside across the broader Focus tenure, including additional open pit opportunities at Burtville and Karridale, as well as underground potential with all deposits described as open at depth.
Viscaria, Sweden - Copper and Iron - 0.5% - 1.0% NSR - Development Permitting           Gruvaktiebolaget Viscaria
Gruvaktiebolaget Viscaria (ST: VISC) (“Viscaria”) stated that groundworks for the processing plant had already commenced in early 2026 and that key priorities for the year include mine dewatering, completion of dams, securing electrical power and connection to the Malmbanan rail network. Viscaria also disclosed that, subsequent to year-end, it had signed long-lead item and construction-related agreements with Metso and Nordec respectively, and is targeting completion of its structured project financing package by the end of Q2 2026.
Viscaria continues to guide toward first production in 2028. The company’s published timetable indicates first ore in 2028, with full production from 2029. At full capacity, Viscaria expects to produce approximately 26,000 tonnes of copper per year over an initial 17 year mine life.
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Feasibility Study                 AbraSilver Resource Corp.
At Diablillos, AbraSilver (TSX: ABRA) (“AbraSilver”) announced that the project has been approved for inclusion under Argentina’s Large Investment Incentive Regime (“RIGI”). RIGI provides long-term fiscal stability together with tax, customs, and foreign-exchange benefits.
AbraSilver further stated that Diablillos remains on track for several near-term milestones, including Environmental Impact Assessment (“EIA”) approval and completion of the Definitive Feasibility Study, as it works toward a construction decision later this year. The company said detailed engineering, procurement planning, and infrastructure upgrades are advancing in parallel, with early works intended to begin following receipt of the EIA.
Dugbe, Liberia - Gold - 2.0% - 2.5% NSR - Feasibility Study                       Mansa Resources Limited
Pasofino Gold (“Pasofino”) has been acquired by Mansa Resources (“Mansa”) in an all-cash transaction, with Mansa also agreeing to provide Pasofino with up to $10 million of interim funding through a promissory note. The ownership structure will simplify decision-making going forward and facilitate enhanced financial support from an experienced and well-funded operator. An updated feasibility study is due to be released this year along with a final investment decision for the permitted project.
Cactus & Parks/Salyer, USA - Copper - 0.50% - 0.54% NSR - Pre-Feasibility Study      Arizona Sonoran Copper Company
Hudbay Minerals (TSX, NYSE: HBM) (“Hudbay”) has announced that the company has entered into an agreement to acquire Arizona Sonoran and the Cactus Project, establishing a major copper hub in southern Arizona, and Hudbay as a leading supplier of domestic US refined copper, with Hudbay’s Copper World and Cactus both expected to be significant producers of copper cathode. The acquisition substantially reduces execution risk at Cactus given Hudbay’s enhanced balance sheet and proven track record developing and operating large-scale copper projects.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Mactung, Canada - Tungsten - 4.0% NSR - Resource Development                  Fireweed Metals Corp.
At Mactung, Fireweed Metals (TSX-V: FWZ) (“Fireweed”) announced the commencement of an updated Feasibility Study for its 100%-owned Mactung Tungsten Project, supported by the US Department of War as part of the Defense Production Act. Fireweed stated that the study is expected to be completed in early 2027 and is intended to support further engineering and mine licensing efforts. The mine license application is expected to be submitted in 2027.
Subsequent to the feasibility study announcement, Fireweed closed a C$61.5 million non-brokered private placement, including a strategic investment by JX Advanced Metals Corporation and participation by the Lundin Family Trusts. The proceeds will be used to support advancement of its Macpass, Mactung, and Gayna projects, regional infrastructure planning and general working capital purposes, which should further support the ongoing advancement of Mactung, the world’s largest high-grade tungsten deposit.
Pickle Crow, Canada - Gold - 2.25% NSR - Resource Development                        Bellavista Resources
FireFly Metals has agreed to sell the 70% interest in the Pickle Crow Project to Bellavista Resources (ASX: BVR) (“Bellavista”) for an aggregate value of A$86.1 million. Subject to and in conjunction with the completion of the acquisition, Bellavista is seeking to raise up to approximately A$25 million, which will be used to conduct Mineral Resource extensional and near-mine drilling, as well as regional mapping and sampling of multiple underexplored structures to identify new targets.
Other Development Royalties
See www.elementalroyalty.com for information on the other development royalty properties.
Royalty Generation Updates
In Q1 2026, the Company's royalty generation business was active in North America, Europe, and Türkiye. The Company incurred $1.4 million in net royalty generation costs in Q1 2026 compared to $Nil in Q1 2025. These expenses include exploration related activities, technical services, project marketing, and legal costs, as well as third party due diligence for royalty acquisitions.
Subsequent to the acquisition of EMX in 2025, the Company’s royalty generation business focused on the early-stage acquisition and advancement of mineral properties with the objective of creating future royalty interests through partner-funded option and exploration agreements. The strategy centers on identifying prospective targets, enhancing project value through geological work, and structuring agreements that transfer development responsibility to qualified operators while retaining long-term royalty exposure.
In Q1 2026 the Company executed a definitive option and earn-in agreement with a subsidiary of BHP Group Limited covering select Serbian exploration licenses located in the Bor District of eastern Serbia, near the Company’s existing producing royalty at Timok. The agreement provides for staged consideration and partner-funded exploration while preserving future royalty interests.
For additional details on Elemental's royalty and royalty generation portfolio, including specifics on the royalty terms, refer to the Company's website, www.elementalroyalty.com.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Results of Operations

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Financial results
Revenue	$24,322	$11,639
Depletion of royalty interests	(8,617)	(5,374)
General and administrative expenses	(5,586)	(1,600)
Royalty generation expenses, net	(1,436)	-
Share-based payments	(2,008)	(757)
Share of profit (loss) from associates	(4)	445
Gains (losses) on disposals	(30)	26
Income from operations	$6,641	$4,379
Gains (losses) from other items	(2,488)	234
Tax expense	(3,070)	(1,165)
Net income from continuing operations	$1,083	$3,448

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$24,322	$13,261
Adjusted cash flows from operating activities	$14,494	$3,294
Adjusted EBITDA	$17,741	$11,471
GEOs sold	4,983	4,606
Revenue
The Company earns various sources of revenue including royalty revenue and option revenue earned from mineral property agreements such as execution payments, staged option payments, and operator and management fees.
During the three months ended March 31, 2026 and 2025, the Company had the following sources of revenue:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Royalty revenue	$23,857	$11,639
Option, property and other revenue	465	-
Total	$24,322	$11,639

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$24,322	$13,261
1 Refer to the "Non-IFRS Financial Measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three months ended March 31, 2026 and 2025, the Company had revenue plus attributable share of Caserones1 from the following sources:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Ballarat	$966	$474
Bonikro	6,150	2,193
Caserones[2]	6,837	-
Gediktepe	1,084	-
Karlawinda	2,821	1,843
Korali-Sud	-	6,648
Leeville	2,065	-
Timok	2,242	-
Other producing royalties	1,613	481
Advanced royalty payments	79	-
Total royalty revenue	$23,857	$11,639

Option, property and other revenue	465	-
Caserones (before reclassification)[2]	-	1,622
Revenue plus attributable share of Caserones[1]	$24,322	$13,261
For the three months ended March 31, 2026 and 2025:
Royalty revenue for the three months ended March 31, 2026 increased by $12.2 million or 105% when compared to Q1 2025. Revenue increased primarily due to the first full quarter of recognition of producing royalty assets acquired through the EMX acquisition, as well as strong production from both Karlawinda and Bonikro. Bonikro also benefited from approximately 8koz of additional sales of inventory carried over from Q4 2025. This was partially offset by a significant decrease at Korali-Sud where the operator has begun to shift focus away from the project, as noted in the discussion above.
The breakdown of the Company's revenue plus attributable share of Caserones2 over the past eight quarters and the revenue allocation by metal group for Q1 2026 are as follows:
1 Refer to the "Non-IFRS Financial Measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.
2 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at December 31, 2025. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Option, property and other revenue will fluctuate based on deal flow and the structure of property agreements, including execution payments, staged option payments, and operator or management fees. Execution payments may consist of cash and the fair value of equity interests received in partners.
General and Administrative Expenses
General and administrative ("G&A") expenses for the three months ended March 31, 2026 and 2025, comprised of the following:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Salaries, fees and employee benefits	$3,081	$1,050
Professional fees and consulting fees	1,133	294
Marketing and promotion	88	79
Listing and filing fees	127	26
Corporate administration	715	135
Project evaluation and transaction related expenses	442	16
Total	$5,586	$1,600
For the three months ended March 31, 2026 and 2025:
G&A costs of $5.6 million were incurred for the three months ended March 31, 2026 compared to $1.6 million in Q1 2025. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2026 compared to 2025 are related to:
•The $2.0 million increase in salaries, fees and employee benefits reflects the increase in corporate headcount resulting from the merger with EMX in Q4 2025.
•The $0.8 million increase in professional fees reflects costs associated with the Company's first annual dividend declaration payable to qualifying shareholders in cash or Tether Gold (XAU₮) tokens, along with increased compliance costs and tax planning efforts.
•The $0.6 million increase in administrative costs reflects incremental IT and office-related costs, along with higher corporate travel expenditures to support company-wide integration.
•The increase in project evaluation and transaction related expenses coincides with increased due diligence activities performed by the Company during the period compared to that of Q1 2025.
Royalty Generation Expenses, Net of Recoveries
For the three months ended March 31, 2026 and 2025:
Net royalty generation costs increased to $1.4 million in Q1 2026 from $Nil in Q1 2025 which was the result of the acquisition of EMX in Q4 2025 as Elemental did not previously operate a royalty generation business. Royalty generation costs include exploration related activities, project marketing, and land and legal costs.
Depletion
For the three months ended March 31, 2026 and 2025:
The Company recognized depletion of $8.6 million for Q1 2026 (Q1 2025 - $5.4 million). The increase was primarily attributable to the inclusion of producing royalties acquired through the merger with EMX. Additionally, depletion was higher due to the reclassification of Caserones from an investment in associate to a royalty interest in Q4 2025. These inclusions were partially offset by a substantial decrease in production at Korali-Sud compared to Q1 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Share-based Payments
During the three months ended March 31, 2026 the Company recorded a total of $2.0 million in aggregate share-based payments compared to $0.8 million for the comparative period in 2025. The aggregate share-based payments related to the annual equity grant and vesting of stock options, restricted share units and deferred share units. The increase in share-based payments was mainly due to the increase in head count as a result of the merger with EMX.
Other
•During the three months ended March 31, 2026, the Company had an unrealized loss of $2.5 million (Q1 2025 - gain of $0.2 million) related to the revaluation of financial instruments. The unrealized loss in the current period was primarily attributed to the revaluation of the warrant liability. Due to the increase in the Company's share price in Q1 2026, the Company recognized a loss of $2.2 million on the revaluation of the warrant liability. The remaining unrealized loss on revaluation of financial instruments relates to revaluation of marketable securities.
•During the three months ended March 31, 2026, the Company recognized finance expenses of $0.2 million (2025 - $0.1 million) which primarily consisted of the amortization of deferred financing costs on the credit facility and other standby charges. As at the end of the reporting period, the Company had no principal outstanding.
Taxes
During the three months ended March 31, 2026, the Company recorded an income tax expense of $3.1 million (2025 - $1.2 million). The increase is a result of additional withholding taxes paid on increased royalty revenue, as well as the reclassification of the Caserones royalty from an investment in associate to royalty interest. Due to this reclassification, the income tax related to Caserones is now classified as income tax rather than being included in equity income from investment in associated entities.
Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at March 31, 2026, the Company had working capital surplus of $92.5 million (December 31, 2025 - $80.1 million).
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners and sales of investments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the revolving credit facility. As at March 31, 2026, the Company had no outstanding debt and an available credit facility of $150.0 million with a $50.0 million accordion feature.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Operating Activities
Cash provided by operating activities for the three months ended March 31, 2026 was $14.5 million (2025 - $2.4 million), and adjusted cash provided by operating activities1 for the period was $14.5 million (2025 - $3.3 million) and represents royalty income received in the period, offset by expenditures primarily on general and administrative expenses and royalty generation. There is no adjustment to cash flows from operating activities in Q1 2026 due to the reclassification of the Caserones royalty from an investment in associated entity to a royalty interest on November 13, 2025. Adjusted cash flows from operating activities1 is adjusted by $0.9 million in Q1 2025 due to royalty distributions received from the Company's effective royalty interest in Caserones.
Investing Activities
The total cash used in investing activities during the three months ended March 31, 2026 was $1.0 million compared to $1.0 million provided by investing activities for the comparative period. The net outflow in the current period related primarily to $1.0 million spent on the purchase of Tether Gold cryptocurrency tokens. In the comparative period, the Company received $0.9 million in after-tax dividend distributions related to the Caserones royalty. After November 13, 2025, the revenue and taxes related to Caserones were considered operating activities as a result of the reclassification of Caserones to a royalty interest.
Financing Activities
The total cash provided by financing activities for the three months ended March 31, 2026 was $2.3 million compared to $3.1 million used in financing activities for the comparative period. The net proceeds received in the current period primarily related to $3.4 million (2025 - $Nil) in net proceeds from exercise of stock options. This was partially offset by $1.1 million spent on deferred financing costs related to the upsized credit facility agreement signed in Q1 2026. Additionally, in the prior period the Company made $3.0 million in debt repayments towards the outstanding principal balance on the credit facility. As at March 31, 2026, the Company had no outstanding debt.
Contractual Obligations and Commitments
The following table outlines the Company’s contractual obligations and commitments as at March 31, 2026, reflecting fixed and determinable payment obligations under existing agreements. The table does not include contingent or variable payments, including milestone or production-based payments, where the timing or likelihood of occurrence cannot be reasonably estimated.

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Debt	$-	$-	$-	$-	$-
Lease Obligations	787	371	248	168	-
Total Contractual Obligations	$787	$371	$248	$168	$-
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the three months ended March 31, 2026 and 2025 was as follows:

	Three months ended March 31,
	2026	2025
Salaries, fees, benefits and professional fees	$1,528	$611
Share-based compensation	1,588	505
Total	$3,116	$1,116
As at March 31, 2026 the Company held $2.2 million (December 31, 2025 - $1.1 million) in Tether Gold XAU₮ cryptocurrency tokens. As at March 31, 2026 a net $0.7 million (December 31, 2025 - $0.1 million) was due to related parties.
1 Refer to the "Non-IFRS Financial Measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Quarterly Information

(In thousands of dollars, except per share amounts)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025

Financial results
Revenue	$24,322	$16,047	$6,863	$9,094
Revenue plus attributable share of Caserones[1]	24,322	17,226	8,216	10,497
Net income (loss)	1,083	(3,209)	1,373	160
Basic earnings (loss) per share	0.02	(0.07)	0.06	0.01
Diluted earnings (loss) per share	0.02	(0.07)	0.06	0.01
Total assets	$916,098	$907,316	$209,573	$206,467

(In thousands of dollars, except per share amounts)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024

Financial results
Revenue	$11,639	$5,519	$3,725	$3,752
Revenue plus attributable share of Caserones[1]	13,261	6,827	4,825	5,201
Net income (loss)	3,448	134	630	(114)
Basic earnings (loss) per share	0.14	0.01	0.03	(0.01)
Diluted earnings (loss) per share	0.14	0.01	0.03	(0.01)
Total assets	$205,064	$204,167	$179,159	$178,258

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
New Accounting Pronouncements
New Accounting Policies
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.
1 Refer to the "Non-IFRS Financial Measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Risks and Uncertainties
Investment in the common shares of the Company involves a significant degree of risk and should be considered speculative due to the nature of Elemental's business and the present stage of its development. Prospective investors should carefully review the risk and uncertainties contained in Elemental's AIF for the year ended December 31, 2025 together with other information contained in this MD&A before making an investment decision.
Risk and Capital Management: Financial Instruments
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The Company has investments and a warrant liability which are classified as Level 1 and Level 2 of the fair value hierarchy. The Company also holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.
Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprise the loan from NBC, CIBC and BNS. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. An increase in the overall interest by 100 basis points would have increased the interest expense and decreased net income by $Nil during the period.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s US Dollars denominated monetary assets and liabilities at March 31, 2026, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
Critical Accounting Judgments and Significant Estimates and Uncertainties
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Areas of judgment and estimation that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below:
(a) Impairment review of royalty interests
At the end of each reporting period, it is assessed whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty from which independent cash inflows are generated.
Management uses judgment when assessing whether there are indicators of impairment, considering variables such as the production profiles, production commissioning dates where applicable, future commodity prices and guidance from the mine operators such as reserve and resource estimates or other relevant information from the operators which may indicate production from the interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The test to determine the recoverable amount is performed using an income-based approach based on a discounted cash flow model which includes the following significant assumptions: future commodity prices, discount rate, and forecasted production based on mineral reserve and resource estimates from the operators. Management’s estimates of forecasted production of mineral reserves and mineral resources from the operators are based on information compiled by qualified persons (management’s expert).
(b) Taxation
The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position and their related measurement.
Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and mineral reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.
These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
(c) Business combinations
The assessment of whether an acquisition meets the definition of a business or is considered an asset acquisition is an area of key judgment. For an acquisition to constitute a business acquisition, the Company should be acquiring inputs and substantive processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.
For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of future production of operator mineral reserves and mineral resources acquired, discount rates and long-term forecast commodity prices. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.
Sources of Estimation Uncertainty
Mineral reserves and mineral resources
Royalty interests of the Company that generate economic benefit are depleted using a units-of-production method (based on units sold) over the anticipated life of the mine to which the interest relates. This is determined using available information regarding proven and probable mineral reserves and the portion of mineral resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. These calculations require the use of estimates and assumptions, including the mineral reserves and mineral resources relating to each royalty interest. Mineral reserves and mineral resources are estimates of the amount of minerals that can be extracted from the mining properties at which the Company has royalty interests. Changes to the mineral reserves mineral and resources assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
The Company’s Disclosure Controls and Procedures (“DCP”) are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
The Company’s management, with the participation of the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at March 31, 2026. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at March 31, 2026, the Company’s disclosure controls and procedures were effective.
Internal Control over Financial Reporting
Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's ICFR.
The Company’s ICFR includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2025, the Company completed the acquisition of EMX Royalty Corporation, which significantly expanded the Company's operations. As a result of the acquisition, the Company's internal control over financial reporting changed to incorporate the controls and processes of EMX. Management is in the process of integrating EMX's internal controls with those of the Company. Other than the foregoing, during the three months ended March 31, 2026, there were no changes in the Company's ICFR that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Outstanding Share Data
As at May 11, 2026, the Company had 64,383,030 common shares issued and outstanding. There were also 3,054,206 stock options outstanding with expiry dates ranging from February 29, 2027 to January 7, 2033, 280,957 restricted share units outstanding with expiry dates ranging from January 7, 2029 to July 31, 2030 and 1,075,780 warrants outstanding with an expiry date of April 14, 2027.
Forward-Looking Statements
This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company’s financial guidance and outlook; the completion of mine expansion under construction phases, and the results of exploration and timing thereof at the mines or properties that the Company holds an interest in; and future royalty payments relating to royalties and streams the Company holds an interest in. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations; interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; and other factors, many of which are beyond the control of the Company. The Company assumes no responsibility to update forward-looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.
Future-Oriented Financial Information
This MD&A may contain future-oriented financial information (“FOFI”) within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled “Portfolio Growth” and “Forward-Looking Information” and assumptions with respect to the future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The FOFI or financial outlook contained in this MD&A do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks, FOFI or financial outlook within this MD&A should not be relied on as necessarily indicative of future results.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this MD&A have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI43-101 and the Canadian Institute of Mining and Metallurgy Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the ‘measured’ and ‘indicated’ categories will ever be converted into reserves.
Non-IFRS Financial Measures
The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.
Caserones Reclassification
Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company’s Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result, there are no adjustments in the current period for revenue plus attributable share of Caserones, depletion plus attributable share of Caserones or tax expense plus attributable share of Caserones.
Reconciliation of Adjusted EBITDA:
Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The following is the reconciliation of adjusted EBITDA:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Net income for the period	$1,083	$3,448
Project evaluation and transaction related expenses	442	16
Interest Income	(213)	(29)
Interest and finance expenses	179	131
Tax expense plus attributable share of Caserones	3,070	1,603
Depletion plus attributable share of Caserones	8,617	5,750
Depreciation	47	-
Losses (gains) on revaluation of financial instruments	2,478	(179)
Share-based compensation	2,008	757
Losses (gains) on disposals	30	(26)
Adjusted EBITDA	$17,741	$11,471
The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.
Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:
Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental’s effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.
Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.
The following is the reconciliation of revenue plus attributable share of Caserones:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Revenue	$24,322	$11,639
The Company's share of royalty revenue from Caserones	-	1,622
Revenue plus attributable share of Caserones	$24,322	$13,261

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The following is the reconciliation of depletion plus attributable share of Caserones:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Depletion of royalties	$(8,617)	$(5,374)
Depletion of Caserones	-	(376)
Depletion plus attributable share of Caserones	$(8,617)	$(5,750)
The following is the reconciliation of tax expense plus attributable share of Caserones:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Tax expense	$(3,070)	$(1,165)
Tax expense related to Caserones	-	(438)
Tax expense plus attributable share of Caserones	$(3,070)	$(1,603)
Reconciliation of Adjusted Cash Flows from Operating Activities:
Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.
The following is the reconciliation of adjusted cash flows from operating activities:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Cash provided by operating activities	$14,494	$2,372
Caserones royalty distributions	-	922
Adjusted cash flows from operating activities	$14,494	$3,294
Reconciliation of Gold Equivalent Ounces Sold
Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.
The following is the reconciliation of gold equivalent ounces sold:

	Three months ended March 31,
	2026	2025

Revenue plus attributable share of Caserones (in $000s)	$24,322	$13,261
Average gold price	$4,881	$2,879
Total GEOs	4,983	4,606

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	25